This Form CB contains 10 pages, including all exhibits.




SEC MAIL
RECEIVED
PROCESSING
OCT 24 2006
WASH. D.C.
156
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Seven & I Holdings Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

Seven & I Holdings Co., Ltd.
Tadahiko Ujiie
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
011-81-3-6238-3000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English Translation of the Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd., dated October 24, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 11, 2006 Seven & I Holdings Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven & I Holdings Co., Ltd.

By: 

Name: Noritoshi Murata
Title: President & COO
Date: October 24, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English Translation of the Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd., dated October 24, 2006.

Exhibit 1

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

October 24, 2006

Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd.

8-8, Nibancho, Chiyoda-ku,
Tokyo
Seven & I Holdings Co., Ltd.
Noritoshi Murata, President and C.O.O.
+03-6238-3000

18-2, Asahi 2-chome, Koriyama-shi, Fukushima
York Benimaru Co., Ltd.
Zenko Ohtaka, President and C.O.O.
+024-924-3211

Pursuant to the "Stock-for-Stock Exchange Agreement" ("Stock-for-Stock Exchange Agreement") entered into between Seven & I Holdings Co., Ltd. ("Seven & I") and York Benimaru Co., Ltd. ("York Benimaru") on April 11, 2006, Seven & I and York Benimaru entered into a stock-for-stock exchange ("Stock-for-Stock Exchange") on September 1, 2006 (effective date of the Stock-for-Stock Exchange) under which Seven & I became the wholly owning parent company and York Benimaru became the wholly-owned subsidiary.

In the document titled "Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd.", which has been kept at the head office since September 1, 2006 with respect to the Stock-for-Stock Exchange pursuant to paragraph 1 of Article 360 of the Commercial Code, we described the provisional amounts of the existing net assets of York Benimaru as of the effective date of the Stock-for-Stock Exchange and the stated capital and capital reserve of Seven & I which would increase as a result of the Stock-for-Stock Exchange. Now that such amounts have been determined, we hereby modify paragraphs 4 and 7 of the aforementioned document as follows:

Note

4. Amount of the existing net assets of York Benimaru as of the effective date of the Stock-for-Stock Exchange: (September 1, 2006)

   105,961,689,503 yen

7. Stated capital and capital reserve

   As a result of the Stock-for-Stock Exchange, the Seven & I's stated capital did not increase. However, the capital reserve increased by 72,721,065,175 yen.

End